UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OMNI BIO PHARMACEUTICAL, INC.
(formerly Across America Financial Services, Inc.)
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001 per share
(Title of Class of Securities)
00501N103
(CUSIP Number)
Joseph Zimlich, 103 West Mountain Avenue, Fort Collins, Colorado 80524
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 1, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	322476101

1	NAMES OF REPORTING PERSONS WestMountain Blue, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Colorado

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,707,107

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,707,107

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,707,107

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO - Limited Liability Company

CUSIP No.	322476101

1	NAMES OF REPORTING PERSONS Sarmat, LLC/Brian Klemsz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Colorado

	7	SOLE VOTING POWER

NUMBER OF		274,050

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,357,107

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		274,050

WITH	10	SHARED DISPOSITIVE POWER

		2,357,107

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,631,157

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO — Limited Liability Company & IN

CUSIP No.	322476101

1	NAMES OF REPORTING PERSONS Joseph Zimlich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Colorado

	7	SOLE VOTING POWER

NUMBER OF		12,455

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,357,107

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,455

WITH	10	SHARED DISPOSITIVE POWER

		2,357,107

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,369,562

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	322476101

1	NAMES OF REPORTING PERSONS Kim McDaniel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Colorado

	7	SOLE VOTING POWER

NUMBER OF		4,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,707,107

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,000

WITH	10	SHARED DISPOSITIVE POWER

		1,707,107

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,711,107

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

The percentage calculations in the foregoing cover pages and as set forth below are based on the total outstanding common stock of the Issuer, 25,266,020 shares, as reported in the Quarterly Report on Form 10-Q of Omni Bio Pharmaceutical, Inc. for the quarter ended June 30, 2009.
Item 1. Security and Issuer.

Title and Class of Equity Securities:	Common Stock, par value $.001 per share of Omni Bio Pharmaceutical, Inc., a Colorado corporation (the “Company”)

Address of Issuer:	5340 South Roslyn, Suite 400
Greenwood Village, Colorado 80111
Item 2. Identity and Background.
The persons filing this statement (collectively, the “Reporting Persons”) are:
(a) WestMountain Blue, LLC, a Colorado limited liability company (“WMB”);
(b) Sarmat, LLC, a Colorado limited liability company (“Sarmat”);
(c) Brian Klemsz, a resident of the State of Washington;
(d) Joseph Zimlich, a resident of the State of Colorado; and
(e) Kim McDaniel, a resident of the State of Colorado.
WMB is a Colorado limited liability company. The principal business of WMB is to purchase, hold and sell securities for investment purposes. The Manager of WMB is Brian Klemsz, a resident of the State of Washington. Three of the four members of WMB include Brian Klemsz, Joseph Zimlich and Kim McDaniel, and each owns approximately 16.8% of WMB.
Sarmat is a Colorado limited liability company. The principal business of Sarmat is to purchase, hold and sell securities for investment purposes. The Manager of Sarmat is Brian Klemsz, a resident of the State of Washington.
The business address of WMB, Mr. Zimlich and Ms. McDaniel is 103 West Mountain Ave., Fort Collins, Colorado 80524.
The business address of Sarmat, LLC and Mr. Klemsz is 652 Officers Row, Vancouver, Washington 98661.
During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making any of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Schedule 13D is being jointly filed pursuant to Rule 13d-1(k) promulgated pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, by the parties listed above.
Item 3. Source and Amount of Funds or Other Consideration.
Working capital and personal assets were the source of funds for the purchase of the securities reported herein. As noted in Item 5 below, the Reporting Persons may be deemed to beneficially own the shares of Company Common Stock held by WestMountain Asset Management, Inc. (“WAM”). As disclosed in Item 5(a), WAM holds on an option to purchase 1,169,250 shares of Company Common Stock which became exercisable in July 2009. Although each Reporting Person disclaims beneficial ownership of any of the shares held by WAM except to the extent of his, her or its indirect percentage ownership in WAM, the Reporting Persons have filed this Schedule 13D in connection with the option held by WAM’s option becoming exercisable.
Item 4. Purpose of the Transaction.
The Reporting Persons hold the shares of Company Common Stock for investment. The Reporting Persons may, from time to time, acquire more shares of Company Common Stock pursuant to the exercise of options held by WAM as described in Item 3 above. In addition, the Reporting Persons may sell shares of Company Common Stock from time to time as they deem advisable and depending on market conditions. Except as set above, the Reporting Persons do not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (b) through (j) of the instructions to Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
Reference is made to the cover pages hereto. As of June 30, 2009, based upon information provided by the Company, there were 25,266,020 shares of Common Stock outstanding. In connection with the transactions described in Item 3, the Reporting Persons interest in the Common Stock of the Company is as follows:
(a)	WestMountain Blue, LLC, a private Colorado limited liability company (“WMB”), owns 90% of WestMountain Asset Management, Inc., a publicly reporting company under the Securities Exchange Act of 1934 (“WAM”). WAM owns 537,857 shares of Company Common Stock and options to purchase 1,169,250 shares of Company Common Stock. Brian Klemsz is the Chief Executive Officer, Chief Financial Officer and sole Director of WAM. As such, Mr. Klemsz has the power to vote the outstanding shares held by WAM, subject to the direction of WMB.

(b)	Sarmat, LLC, a Colorado limited liability company, is a family-owned investment entity managed by Brian Klemsz, directly owns 274,050 shares of Company Common Stock. Mr. Klemsz, through Sarmat, has the sole voting and dispositive power over these shares. In addition, Mr. Klemsz indirectly owns shares of Company Common Stock as follows:
•	650,000 shares through JZBK, LLC, a Colorado limited liability company of which Mr. Klemsz is a 50% member. Mr. Klemsz disclaims beneficial ownership as to 50% of the shares held by JZBK, LLC. Mr. Klemsz holds shared voting and dispositive power over the shares of Company Common stock held by JZBK.

•	Mr. Klemsz may be deemed to beneficially own 1,707,107 shares of Company Common Stock held by WestMountain Asset Management as described in (a) above. As Chief Executive Officer, Chief Financial Officer and sole Director of WAM, and as a member of WMB, Mr. Klemsz has the power to vote and dispose of the outstanding shares and option held by WAM, subject to the direction of WMB. However, Mr. Klemsz disclaims beneficial ownership of all such shares except to the extent of his indirect percentage ownership in WAM.
(c)	Joseph Zimlich directly owns 12,455 shares of Company Common Stock and has sole voting and dispositive power over these shares. In addition, Mr. Zimlich indirectly owns shares of Company Common Stock as follows:
•	650,000 shares through JZBK, LLC, a Colorado limited liability company of which Mr. Zimlich is a 50% member. Mr. Zimlich disclaims beneficial ownership as to 50% of the shares held by JZBK, LLC. Mr. Zimlich holds shared voting and dispositive power over the shares of Company Common stock held by JZBK.

•	Mr. Zimlich may be deemed to beneficially own 1,707,107 shares of Company Common Stock held by WestMountain Asset Management as described in (a) above. As a member of WMB, Mr. Zimlich may be deemed to have shared voting and dispositive power over the shares held by WAM. However, Mr. Zimlich disclaims beneficial ownership of all such shares except to the extent of his indirect percentage ownership in WAM.
(d)	Kim McDaniel directly owns 4,000 shares of Company Common Stock and has sole voting and dispositive power over these shares. In addition, Ms. McDaniel may be deemed to beneficially own 1,707,107 shares of Company Common Stock held by WestMountain Asset Management as described in (a) above. As a member of WMB, Ms. McDaniel may be deemed to have shared voting and dispositive power over the shares held by WAM. However, Ms. McDaniel disclaims beneficial ownership of all such shares except to the extent of her indirect percentage ownership in WAM.

(e)	In the aggregate, the Reporting Persons beneficially own 1,478,362 shares of Company Common Stock and 1,169,250 shares which underlie options that are currently exercisable, representing total beneficial ownership of 10.5% of the Company’s outstanding common stock; however, as noted above, each Reporting Person disclaims beneficial ownership as to the shares and options held by WestMountain Asset Management, Inc. In addition, each Reporting Person has no interest in the shares of Company Common Stock:
•	held directly by the other Reporting Persons; or

•	held by Sarmat, LLC or JZBK, LLC to the extent that such Reporting Person does not have an ownership interest in either of the limited liability companies.
Item 6. Contracts, Arrangements or Relationships with Respect to the Securities of the Issuer.
None.

Item 7. Exhibits
The following exhibits are included with this Amendment and are incorporated by reference as indicated:
Exhibit 99.1      Joint Filing Agreement dated September 28, 2009.
Signatures:
After reasonable Inquiry, and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

SARMAT, LLC
/s/ Brian Klemsz
Brian Klemsz, Manager

WESTMOUNTAIN BLUE, LLC
/s/ Joseph Zimlich
Joseph Zimlich, Manager

/s/ Brian Klemsz
Brian Klemsz, Individually

/s/ Kim McDaniel
Kim McDaniel, Individually

/s/ Joseph Zimlich
Joseph Zimlich, Individually